# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eightco Holdings Inc., CIK 0001892492
CUSIP: 22890A302
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313, Easton, Pennsylvania (PA), 18042
Date of event which requires filing of this statement: 03/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001785695

## Reporting persons
- Payward, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); sole voting power 11,959,427; shared voting power 0; sole dispositive power 11,959,427; shared dispositive power 0; aggregate amount beneficially owned 11,959,427 (3.6% of the class)
  Comment: The percentage presented in row 11 in the table above is calculated using 333,821,681 shares of Common Stock, par value $0.001 per share (the "Public Shares"), of Eightco Holdings Inc. (the "Issuer") outstanding as of March 20, 2026, which amount was provided by the Issuer.

## Item 1. Issuer
Name of issuer: Eightco Holdings Inc.
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313, Easton, Pennsylvania 18042

## Item 2. Person Filing
Name of person filing: Payward, Inc.
Address of principal business office or, if none, residence: 1603 Capital Ave., Suite 517B, Cheyenne, Wyoming 82001
Citizenship: Wyoming

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of cover page.
Percent of class: See Item 11 of cover page. Calculated using 333,821,681 Public Shares outstanding as of March 20, 2026, which amount was provided by the Issuer.
Sole power to vote or to direct the vote: See Item 5 of cover page.
Shared power to vote or to direct the vote: See Item 6 of cover page.
Sole power to dispose or to direct the disposition: See Item 7 of cover page.
Shared power to dispose or to direct the disposition: See Item 8 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Payward, Inc.: /s/ Arjun Sethi, Arjun Sethi / CO-CEO (03/24/2026)